Exhibit 99.1

DRYSHIPS INC. BELIEVES THAT RECENTLY FILED DERIVATIVE LAWSUIT AND MOTION
FOR A TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION TO
SUSPEND FURTHER ISSUANCES OF COMMON SHARES BELOW A CERTAIN PRICE ARE
WITHOUT MERIT

ATHENS, GREECE – July 4, 2017 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announced today that it and its chief executive officer and chairman of the Company's board of directors, Mr. George Economou, have been named as defendants in a lawsuit filed in High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest. The plaintiff seeks, among other things, a temporary restraining order and preliminary injunction to suspend any further issuances of new common shares by the Company at a price per share below the price specified by the plaintiff in the complaint, as well as certain other compensatory and punitive damages specified in the complaint.

DryShips and its management have reviewed the complaint and the motion and believe them to be without merit and will contest them vigorously.

About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels, 3 of which are expected to be delivered in the third quarter of 2017; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 3 of which are expected to be delivered in September, October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com. The information contained on the Company's website does not constitute a part of this press release.

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities and oil, liquefied petroleum gas or petroleum products, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com